SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                           (Amendment No. ________)*


                            COMPUCREDIT CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  20478N 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 17, 2001
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check    the appropriate box to designate the rule pursuant to which this
         Schedule is filed: |_| Rule 13d-1(b) |X| Rule 13d-1(c) |_| Rule
         13d-1(d)

--------------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                        -----------------
CUSIP No. 20478N 10 0                 13G                      Page 1 of 6 Pages
-----------------------                                        -----------------

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. MORGAN CORSAIR II CAPITAL PARTNERS, L.P.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------

                              5.     SOLE VOTING POWER              3,735,230
      NUMBER OF
        SHARES                --------------------------------------------------
     BENEFICIALLY             6.     SHARED VOTING POWER                    0
       OWNED BY
         EACH                 --------------------------------------------------
      REPORTING               7.     SOLE DISPOSITIVE               3,735,230
     PERSON WITH
                              --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER               0

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,735,230
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.6%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

-----------------------                                        -----------------
CUSIP No. 20478N 10 0                 13G                      Page 2 of 6 Pages
-----------------------                                        -----------------

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. MORGAN CAPITAL, L.P.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------

                              5.     SOLE VOTING POWER                      0
      NUMBER OF
        SHARES                --------------------------------------------------
     BENEFICIALLY             6.     SHARED VOTING POWER                    0
       OWNED BY
         EACH                 --------------------------------------------------
      REPORTING               7.     SOLE DISPOSITIVE P0WER                 0
     PERSON WITH
                              --------------------------------------------------
                              8.     SHARED DISPOSITIVE0POWER               0

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,735,230
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.6%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

     CompuCredit Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

     245 Perimeter Center Parkway, Suite 600, Atlanta, Georgia 30346

Item 2(a).  Name of Persons Filing:

     J.P. Morgan Corsair II Capital Partners, L.P. ("Corsair"); and

     J.P. Morgan Capital, L.P. ("Morgan Capital")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Corsair is c/o J. P. Morgan & Co. Incorporated, 277 Park Avenue, 45th Floor, New York, NY 10172

     The address of the principal business office of Morgan Capital is c/o J.
     P. Morgan & Co. Incorporated, 1211 Avenue of the Americas, 39th floor, New York, NY 10020

Item 2(c).  Citizenship:

     Corsair is a limited partnership formed under the laws of Delaware

     Morgan Capital is a limited partnership formed under the laws of Delaware

Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Number:

     20478N 10 0

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [ ] Investment company registered under Section 8 of the Investment Company Act;

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;


                               Page 3 of 6 Pages

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Corsair is the beneficial owner of 3,735,230 shares of Common Stock. Corsair owns 770,000 shares of Common Stock and 19,250 shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into 109.4 shares of Common Stock (assuming unadjusted initial conversion price of $9.14). Thus 2,106,127 shares are issuable upon conversion of 19,250 shares of Series A Preferred Stock. Under a co-investment agreement ("Agreement") Morgan Capital co-invests side-by-side 23% of every investment made by Corsair. The Agreement provides that Morgan Capital has the same economic rights and obligations as a limited partner in Corsair. Thus Corsair also has voting and investment power over investments made by Morgan Capital pursuant to the Agreement. Morgan Capital owns 230,000 shares of Common Stock and 5,750 shares of Series A Preferred Stock (i.e. 629,103 shares of Common Stock assuming unadjusted initial conversion price of $9.14). Thus, Corsair has voting and investment power over 3,735,230 shares of Common Stock and is the beneficial owner therof.

          Moran Capital is the beneficial owner of 3,735,230 shares of Common Stock. Pursuant to Rule 13d-5(b)(1) under the Securities Exchange
          Act of 1934, Corsair and Morgan Capital are members of a group and the group is a beneficial owner of shares owned by each group member. Thus Morgan Capital, as a member of the group, is a beneficial owner of 3,735,230 shares of Common Stock of the Issuer.

     (b)  Percent of class:

          Corsair 7.6%

          Morgan Capital 7.6%

          The foregoing percentages are calculated based upon 46,559,165 outstanding shares of Common Stock reported on the Issuer's quarterly report filed with the Securities and Exchange Commission on November 13, 2001.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:

               Corsair 3,735,230

               Morgan Capital 0

          (ii) Shared power to vote or to direct the vote:

               Corsair 0

               Morgan Capital 0


                               Page 4 of 6 Pages

         (iii) Sole power to dispose or to direct the disposition of:

               Corsair 3,735,230

               Morgan Capital 0

          (iv) Shared power to dispose or to direct the disposition of:

               Corsair 0

               Morgan Capital 0

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable

Item 8.   Identification and Classification of Members of the Group.

     Not applicable

Item 9.   Notice of Dissolution of Group.

     Not applicable

Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 December 27, 2001
                                   ---------------------------------------------
                                                       (Date)

                                                  /S/ ANA CAPELLA
                                   ---------------------------------------------
                                                     (Signature)

                                   J.P. MORGAN CORSAIR II CAPITAL PARTNERS, L.P.
                                   By: CORSAIR II, L.P., as General Partner
                                   By: CORSAIR II, L.L.C., as General partner
                                   By:           ANA CAPELLA
                                       -----------------------------------------
                                   Title:        VICE PRESIDENT
                                         ---------------------------------------
                                                 (Name/Title)



                                                 December 27, 2001
                                   ---------------------------------------------
                                                       (Date)

                                             /S/ STEPHEN A. SKOCZYLAS
                                   ---------------------------------------------
                                                    (Signature)

                                   J.P. MORGAN CAPITAL, L.P.
                                   By: J.P. MORGAN CAPITAL MANAGEMENT
                                       COMPANY, L.P., its General Partner
                                   By: J.P. MORGAN CAPITAL MANAGEMENT
                                     COMPANY, L.L.C., its General Partner
                                   By:          STEPHEN A. SKOCZYLAS
                                      ------------------------------------------
                                   Title:       MANAGING DIRECTOR
                                         ---------------------------------------
                                                  (Name/Title)


                               Page 6 of 6 Pages

                                   EXHIBIT I

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned hereby agrees that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of CompuCredit Corporation.


                                                 December 27, 2001
                                   ---------------------------------------------
                                                       (Date)

                                                  /S/ ANA CAPELLA
                                   ---------------------------------------------
                                                     (Signature)

                                   J.P. MORGAN CORSAIR II CAPITAL PARTNERS, L.P.
                                   By: CORSAIR II, L.P., as General Partner
                                   By: CORSAIR II, L.L.C., as General partner
                                   By:           ANA CAPELLA
                                       -----------------------------------------
                                   Title:        VICE PRESIDENT
                                         ---------------------------------------
                                                 (Name/Title)



                                                 December 27, 2001
                                   ---------------------------------------------
                                                       (Date)

                                             /S/ STEPHEN A. SKOCZYLAS
                                   ---------------------------------------------
                                                    (Signature)

                                   J.P. MORGAN CAPITAL, L.P.
                                   By: J.P. MORGAN CAPITAL MANAGEMENT COMPANY,
                                       L.P., its General Partner
                                   By: J.P. MORGAN CAPITAL MANAGEMENT COMPANY,
                                       L.L.C., its General Partner
                                   By:          STEPHEN A. SKOCZYLAS
                                      ------------------------------------------
                                   Title:       MANAGING DIRECTOR
                                         ---------------------------------------
                                                  (Name/Title)